Myosana Therepeautics Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 and 2024



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Myosana Therepeautics Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 and 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 5, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	37,467	695,125
Investments at Fair Value	818,220	1,386,574
Prepaid Expenses & Other Receivables	5,191	36,241
Total Current Assets	860,878	2,117,940
Non-current Assets		
Computers & Lab Equipment, net of Accumulated Depreciation	66,745	93,786
Security Deposits	17,358	17,358
Total Non-Current Assets	84,103	111,144
TOTAL ASSETS	944,981	2,229,084
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	5,521	92,958
Accrued Expenses	3,500	12,600
Total Current Liabilities	9,021	105,558
TOTAL LIABILITIES	9,021	105,558
Commitments & Contingencies (Note 4)		
EQUITY		
Preferred Series Seed Stock	356	356
Preferred Series Seed-1 Stock	99	99
Preferred Series Seed-2 Stock	30	30
Preferred Series Seed-3 Stock	31	31
Common Stock	1,083	1,083
Additional Paid in Capital	6,519,960	6,487,969
Accumulated Deficit	(5,585,600)	(4,366,043)
Total Equity	935,960	2,123,525
TOTAL LIABILITIES AND EQUITY	944,981	2,229,084

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	6,630
General and Administrative	662,454	981,064
Research and Development	579,413	693,163
Depreciation	28,949	25,984
Total Operating Expenses	1,270,816	1,706,841
Operating Income (loss)	(1,270,816)	(1,706,841)
Other Income		
Other	55,728	169,517
Total Other Income	55,728	169,517
Other Expense		
Interest Expense	4,469	15,032
Other	-	21,336
Total Other Expense	4,469	36,368
Earnings Before Income Taxes	(1,219,557)	(1,573,691)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,219,557)	(1,573,691)

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(1,219,557)	(1,573,691)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	28,949	25,984
Stock Based Compensation Expense	31,990	66,887
Accounts Payable and Accrued Expenses	(96,537)	(401,499)
Other Assets	31,050	(36,241)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(4,549)	(344,869)
Net Cash provided by (used in) Operating Activities	(1,224,106)	(1,918,560)
INVESTING ACTIVITIES		
Computers & Lab Equipment	(1,908)	(18,115)
Investments at Fair Value	568,354	1,639,630
Net Cash provided by (used by) Investing Activities	566,446	1,621,515
Cash at the beginning of period	695,126	992,171
Net Cash increase (decrease) for period	(657,659)	(297,045)
Cash at end of period	37,467	695,126

Statement of Changes in Shareholder Equity

	Preferred Series Seed Stock		Preferred Series Seed-1 Stock		Preferred Series Seed-2 Stock		Preferred Series Seed-3 Stock		Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance 1/1/2024	3,555,401	356	985,610	99	302,450	30	306,818	31	10,827,387	1,083	6,421,082	(2,792,351)	3,630,330
Stock Based Compensation	-	-	-	-	-	-	-	-	-	-	66,887	-	66,887
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,573,691)	(1,573,691)
Ending Balance 12/31/2024	3,555,401	356	985,610	99	302,450	30	306,818	31	10,827,387	1,083	6,487,969	(4,366,043)	2,123,525
Stock Based Compensation	-	-	-	-	-	-	-	-	-	-	31,990	-	31,990
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,219,557)	(1,219,557)
Ending Balance 12/31/2025	3,555,401	356	985,610	99	302,450	30	306,818	31	10,827,387	1,083	6,519,960	(5,585,600)	935,960

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Myosana Therepeautics Inc. ("the Company") was formed in Delaware on July 17th, 2018. The Company plans to earn revenue by developing gene therapies to treat neuromuscular diseases. The Company's headquarters is in Seattle, WA. The Company's customers will be located in the United States and potentially in other countries.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Investments at Fair Value

At December 31, 2025, and 2024, the Company held investments in U.S. Treasury securities with fair values of $818,220, and $1,386,574, respectively. The aggregate cost bases were $809,711 and $1,376,231 resulting in unrealized gains of approximately $8,509 and $10,343 as of each respective date. Unrealized gains and losses were not separately recorded in other comprehensive income, as management determined the amounts to be immaterial.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Computer & Lab Equipment	3-5	145,856	(79,111)	-	66,745
Grand Total	**-**	**145,856**	**(79,111)**	**-**	**66,745**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, December 31, 2023	631,624	$0.10
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2024	631,624	$0.10
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2025	631,624	$0.10
Options exercisable, December 31, 2025	461,983	$0.10

	Nonvested Options	Weighted Average Fair Value
Nonvested options, December 31, 2023	581,624	$0.24
Granted	-	$-
Vested	(278,694)	$0.24
Forfeited	-	$-
Nonvested options, December 31, 2024	302,930	$0.24
Granted	-	$-
Vested	(133,289)	$0.24
Forfeited	-	$-
Nonvested options, December 31, 2025	169,641	$0.24

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 19,000,000 shares of common stock with a par value of $0.0001 per share. A total of 10,827,387 common shares were issued and outstanding as of December 31, 2025, 2024, and 2023. Holders of common stock are entitled to one vote per share and to dividends when and if declared by the Board of Directors.

The Company has authorized 5,150,279 shares of preferred stock with a par value of $0.0001 per share, consisting of 3,555,401 Series Seed Preferred Stock, 985,610 Series Seed-1 Preferred Stock, 302,450 Series Seed-2 Preferred Stock, and 306,818 Series Seed-3 Preferred Stock. All authorized preferred shares were issued and outstanding as of December 31, 2025, 2024, and 2023. Preferred shareholders have voting rights equivalent to the number of common shares they would hold upon conversion.

Preferred stock is convertible into common stock at a one-for-one ratio at the option of the holder, and automatically upon certain change-of-control or liquidation events. The original issue prices are $0.5073 per share for Series Seed-1, $1.1588 per share for Series Seed-2, $1.3037 per share for Series Seed-3, and $1.4485 per share for Series Seed.

In the event of liquidation or dissolution, holders of preferred stock are entitled to receive, before any distribution to common stockholders, the greater of (i) the original issue price plus any declared but unpaid dividends or (ii) the amount that would be payable if the shares were converted to common stock. Any remaining assets are distributed to common shareholders on a pro-rata basis. As of December 31, 2025, no dividends had been declared on any class of stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 5, 2026, the date these financial statements were available to be issued.

591,624 stock options were terminated in 2026 upon resignation of the Company's previous CEO. Of the total, 169,641 were stock options that had already vested and were forfeited.

The Company has received approximately $232,595 in income from the Wefunder crowdsourced raise.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period

of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.